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                                      THOR
                                INDUSTRIES, INC.

                                 PRESS RELEASE

October 17, 1996
Contact: Wade F.B. Thompson
          or Peter B. Orthwein

          THOR ANNOUNCES TENDER OFFER FOR UP TO 500,000 OF ITS SHARES.

    Thor Industries, Inc. (NYSE: THO) announced today that it will start a "Dutch Auction" tender offer for up to 500,000 shares of the Company's common stock. The tender price range will be from $24 up to $26 per share, in cash, net. The maximum cost of the offer would be $13 million and would be paid from cash and cash equivalents, borrowings under its existing bank agreement, or some combination thereof. As of October 16, 1996, the Company had cash and cash equivalents of approximately $4 million, available borrowings under its line of credit of approximately $15.5 million and no long term debt.

    Under the terms of the Dutch Auction offer, Thor stockholders will be given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, Thor will determine a single per share price for those stockholders who agreed to sell at or below the Company selected purchase price. If more than 500,000 shares are tendered at or below the purchase price, there will be a proration. The offer will not be contingent upon any minimum number of shares being tendered. The Dutch Auction tender offer will be subject to various terms and conditions, which are described more fully in the Offer to Purchase and Letter of Transmittal, which will be distributed to stockholders next week.

    On October 16, 1996, the closing price on the New York Stock Exchange of the common stock was $24 1/2 and the Company had 8,646,808 shares of common stock issued and outstanding.

    "We believe that the purchase of Thor shares is a good investment of the Company's capital. It is consistent with our long term goal of increasing stockholder value and we believe that the purchase of undervalued shares should result in improved returns on capital and higher earnings per share over the long term," said Wade F.B. Thompson, Thor Chairman.

    Harris Trust and Savings Bank will be the Depositary and D.F. King & Co., Inc. will serve as the Information Agent.

    Thor is the second largest manufacturer of recreational vehicles and the largest builder of small and mid size buses.